NO ACT

PE
2-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINAN


10011717

April 12, 2010

Bruce M. Gack
Vice President and
Assistant General Counsel
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100


APR 12 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-12-10

Re: The Kroger Co.
Incoming letter dated February 22, 2010

Dear Mr. Gack:

This is in response to your letters dated February 22, 2010 and March 26, 2010 concerning the shareholder proposal submitted to Kroger by Calvert Asset Management Company, Inc. and First Affirmative Financial Network, LLC. We also have received a letter from Calvert Asset Management Company, Inc. dated March 24, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ivy Wafford Duke
Assistant Vice President
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

George R. Gay
Chief Executive Officer
First Affirmative Financial Network, LLC
5475 Mark Dabling Boulevard
Suite 108
Colorado Springs, CO 80918

April 12, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Kroger Co.
Incoming letter dated February 22, 2010

The proposal requests that the board provide a report describing how Kroger will assess and manage the impacts of climate change on the corporation, with specific regard to its supply chain, and plans to disclose such information through public reporting mechanisms.

We are unable to concur in your view that Kroger may exclude the proposal or a portion of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portion of the supporting statement you reference is materially false or misleading. Accordingly, we do not believe that Kroger may omit the proposal or this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Kroger's annual Sustainability Report compares favorably with the guidelines of the proposal. Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
EXECUTIVE VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-1482

LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
STEPHANIE GEPHARDT
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
CHRISTINE S. WHEATLEY
JEFFERY L. VANWAY
ERICA S. PONTIUS
KELLY L. REBLIN
HILARY VOLLMER
BEAU C. SEFTON
FRANCES A. TUCKER
NATHAN H. BROWN

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL
BOBBI J. McFADDEN, PARALEGAL
ERIC B. LUTSON, PARALEGAL

March 26, 2010

VIA EMAIL shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Shareholder Proposal of Calvert Asset Management, Inc. (the "Proponent"), Joined by First Affirmative Financial Network, LLC (the "Co-Proponent")

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, is the reply of The Kroger Co. to the Proponent's response (the "Response") dated March 24, 2010.

It is telling that Proponent's Response contains not one citation to any precedent for its position contravening the substantial weight of authority furnished in Kroger's original request dated February 22, 2010.

<u>The Proposal</u>

The Proponent suggests that Kroger has mischaracterized its proposal. In its request for no-action relief, Kroger stated that, "[t]he resolution portion of the Proposal requests that Kroger's Board of Directors provide a report on how Kroger will manage climate change, with regard to supply chain, within six months of the 2010 annual meeting." The Proponent's proposal was included in its entirety with Kroger's February 22, 2010, request. No reasonable person could dispute that the gist of the proposal is to request a report on how Kroger will manage climate change.

Discussion

I. The Proposal Has Been Substantially Implemented, and It May Be Excluded Under Rule 14a-8(i)(10).

The Proponent's Response claims that Kroger has failed to implement the proposal because Kroger has not addressed the impacts of climate change on Kroger. In support of its proposal, the Proponent claims that Kroger does not publicly respond to a questionnaire from the Carbon Disclosure Project, a non-profit organization that operates a global climate change reporting system. According to its mission statement on its website, "[t]he Carbon Disclosure Project launched in 2000 to collect and distribute high quality information that motivates investors, corporations and governments to take action to prevent dangerous climate change."[1] Kroger confidentially has responded to the questionnaire, which, consistent with the Project's mission, seeks information on how the corporation is acting to prevent climate change. As set forth in more detail in Kroger's no-action request, Kroger publicly has reported on these things in its annual Sustainability Report that is disclosed on Kroger's website.[2]

In its response, the Proponent claims that Kroger has not implemented the proposal because the Proponent intended for Kroger to report on the external effects that climate change have on Kroger's business operations, specifically as it relates to the supply chain. Kroger submits that if this is what the Proponent desires that it would be cost prohibitive to study and report on the effects of climate change on the global supply chain. Since the Proponent specifically requests a report at "reasonable cost," it cannot possibly be seeking the type of report that its Response suggests.

The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been "substantially implemented" within the scope of Rule 14a-8(i)(10). Our no-action request and the precedent cited therein clearly demonstrate that Kroger has policies and procedures in place relating to the subject matter of the proposal; namely climate change.

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[1] *Carbon Disclosure Project*, www.cdproject.net.
[2]The most recent version "Doing Our Part—2009 Sustainability Report" can be found at http://thekrogerco.com/documents/KrogerSustainReport09.pdf.

By producing an annual Sustainability Report that includes detailed information concerning Kroger's efforts to reduce its carbon footprint and manage the effect on its supply chain, Kroger has shown that it has policies and procedures in place with respect to climate change, and it has "substantially implemented" the Proposal pursuant to Rule 14a-8(i)(10).

II. The Supporting Statement is Misleading, and The Proposal, or Portions Thereof, May Properly Be Excluded Under Rule 14a-8(i)(3).

Staff Legal Bulletin No. 14B (September 15, 2004) expressed the Staff's view that modification or exclusion under Rule 14a-8(i)(3) may be appropriate if "the company demonstrates objectively that a factual statement is materially false or misleading."

The Proponent cites a 2008 report by Ceres and RiskMetrics that claims to rate Kroger on its climate change governance.[3] If, as the Proponent suggests, the proposal seeks a report on how external climate change factors affect Kroger's business, there would be no reason to refer to a report that grades Kroger on its efforts to reduce the effect it has on, and its ability to reduce, climate change. In fact, the Ceres and RiskMetrics report that the Proponent references scores the 63 companies in the report on 15 factors grouped into these categories: board of director oversight; management execution; public disclosure; emissions accounting; and strategic planning and performance.[4]

As the recital portions of the Proponent's proposal belie the claimed intention of its proposal as referenced in the resolution portion of the proposal, the proposal as a whole is misleading. Alternatively, the Proponent's use of the Ceres and RiskMetrics report materially misleads shareholders into believing that the overwhelming majority of companies perform better than Kroger in the area of climate change governance. Pursuant to the guidance by the Staff in the aforementioned Bulletin, exclusion of the Proposal, or at a minimum modification to delete the reference to the report, is appropriate.

Conclusion

We respectfully urge that the Staff determine that the Proposal may be omitted from the Proxy Materials because it has been substantially implemented and because it materially misleads shareholders. If you disagree with the conclusions contained in this letter, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's

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[3]The Proponent claims that its calculation of Kroger's position in the bottom quarter is accurate, but it fails to count Kroger's position (47) in the calculation. In order to be "in" a particular quartile, the entity has to be counted. The Proponent now agrees to modify its statements, claiming Kroger ranks in the bottom half of its peer group and in the bottom third of the companies analyzed. Although mathematically these now are true statements, the Proponent has failed to cure the fundamental defect; citing this report is materially misleading.

[4] Ceres and RiskMetrics, *Corporate Governance and Climate Change: Consumer and Technology Companies*, December 2008.

response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Sincerely,



Bruce M. Gack

encl.

cc. Rebecca Henson



Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

March 24, 2010

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to the No-Action Request by Kroger

Ladies and Gentlemen:
Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Calvert Asset Management Company, Inc., as the investment adviser to the Calvert Large Cap Value Fund, Summit Zenith Portfolio and Summit S&P 500 Index Portfolio, and acting on their behalf (hereafter referred to as Calvert or Proponent),[1] submitted a shareholder proposal (Proposal) to The Kroger Co. (Kroger or Company). The Proposal requests the Board of Directors of Kroger provide a report to shareholders describing how Kroger will assess and manage the impacts of climate change on the Company and plans to disclose such information through public reporting mechanisms.

On February 22, 2010, Kroger wrote the Securities and Exchange Commission Division of Corporation Finance (Staff), seeking assurance that it will not recommend enforcement action if Kroger excludes the Proposal from the Company's 2010 Proxy Materials. Kroger asserts that the Proposal may be excluded under Rule 14a-8(i)(10) as it argues that the Proposal has been substantially implemented and under Rule 14a-8(i)(3) as it argues that the Proposal is materially false and misleading. **Calvert respectfully submits that the substance of the Proposal has not been fully implemented. Further, Calvert counters that Kroger's argument that the Proposal is materially false and misleading is itself misleading. Accordingly, the Proposal does not meet the criteria for either exclusion under Rule 14a-8(i)(3) or (10) and must be included in Kroger's proxy materials.**

General background on nature of the Proposal.

The Proposal's resolved clause is mischaracterized in the Company's letter to the SEC. The Proposal does not ask for information regarding how the company generally plans to address climate change, but instead the proposal inquires "how Kroger will assess and manage the impacts of climate change on the corporation." As made clear by the preceding supporting statements, the resolution is not focused on how the Company plans to reduce its impacts *on* climate change through emissions mitigation, but rather how the Company is assessing and managing the risks posed to it by impacts *from* climate change. The Proposal clearly sets forth the notion of impacts from climate change as it cites numerous findings from organizations such as the United Nations Intergovernmental Panel on Climate Change (2007) and United States Department of Agriculture (2008).

[1] The above-named Funds are part of the Calvert Family of Funds, open-end investment companies, or mutual funds, registered under the Investment Company Act of 1940. The Funds are sponsored by Calvert Group Ltd., a financial services firm specializing in tax-free and socially responsible investing. Calvert's philosophy is that shareholders can make sound investments without compromising their values. Accordingly, certain of Calvert's funds (including the named Funds), in addition to assessing the economic viability of potential investments, evaluate companies according to specific social and environmental criteria designed for each fund. The Calvert Family of Funds represents approximately $14.5 billion in assets.

Kroger argues that the Proposal has been substantially implemented by the Company.

Keeping in mind the mischaracterization noted above, we find the Company's request to the SEC for exclusion of the Proposal under Rule 14a-8(i)(10) to be unjustified. The Company claims that the "Proposal has been Substantially Implemented," but none of the examples of implementation, and none of the text of the Sustainability Report referenced by the Company, addresses the request of the Proposal.

The Proposal clearly requests information regarding how climate change itself will impact the company, and its supply chain; whereas the information provided in the Sustainability Report, as stated by Bruce M. Gack, "includes detailed information concerning Kroger's environmental efforts to reduce its carbon footprint and combat global warming through waste reduction, energy conservation, and emissions reduction." Mr. Gack then submits that "The Sustainability Report provides detailed information regarding these initiatives that reduce Kroger's carbon footprint and have a direct effect on climate change"; however, there is no mention of the impacts (risks) of climate change on the company whatsoever. The intention of the Proposal is for the Company to disclose information about the risks from climate change, particularly to its operations and supply chain from physical impacts, and not for information regarding general sustainability efforts.

In addition, in a phone conversation with Mr. Gack and his colleague, Mr. Brendon Cull, which occurred prior to the Company's submission of its No Action request to the SEC, the point of discussion clearly focused on Calvert's intention to have the Company disclose information about how it will deal with impacts to the Company from climate change, specifically including physical risks to the Company's supply chain. Again, it was made clear that Calvert was not asking for information regarding how the Company is seeking to reduce its carbon or environmental impact, but rather how climate change will impact the Company.

Kroger argues that the Supporting Statement in the Proposal is False and Misleading.

Pursuant to a study undertaken by Ceres and RiskMetrics[2] to analyze and rank companies' corporate climate change governance practices, Kroger ranks 47 out of 63 companies (where 1 is best and 63 is the worst), which mathematically implies that 74.6 percent of these companies scored better than Kroger. The Company claims in its letter to the SEC that "scoring 47th out of 63 companies analyzed places Kroger a couple of percentage points above the bottom quarter claimed." The Company incorrectly calculates that its scoring put it "a couple of percentage points" above the "bottom-quarter" distinction. At the very most, it is a couple of *decimal points* above the twenty-five percent mark.

Furthermore, the 63 companies analyzed by the Ceres/RiskMetrics Report is not an insignificant number upon which to base an analysis of corporate climate change governance. The companies selected for the analysis were chosen because they are "63 of the world's largest retail, pharmaceutical, technology, apparel and other consumer-facing companies." As one of the (if not the number one) largest grocery retail chain companies in the United States, it is perfectly reasonable to analyze and compare the policies and practices of the Company within this elite group. When investors compare company stocks in order to make investment decisions, they often compare individual companies to much smaller peer groups. Furthermore, in its 2008 proxy filing Kroger explains its executive compensation practices using a "peer group" of nine companies. In fact, six of the very same companies (including Wal-Mart, Target, Walgreens, Safeway, Costco, and CVS), are represented in the 63 companies analyzed by the

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[2] Ceres and RiskMetrics. "Corporate Governance and Climate Change: Consumer and technology companies," December, 2009.

Ceres/RiskMetrics Report. Comparing the climate governance of these self-identified peers highlighted in the Kroger 2008 proxy statement, finds Kroger with a "23", a score below the peer average of "32."

Although we do not find the supporting statement that cites to the December 2008 Ceres/RiskMetrics Report to unfairly characterize the Company's management of climate change in general, Calvert agrees to amend the statement to read:

WHEREAS, a 2008 report by Ceres and RiskMetrics ranked Kroger's corporate climate change governance in the bottom-half of an industry peer group and the bottom third of all companies analyzed, representing "63 of the world's largest retail, pharmaceutical, technology, apparel and other consumer-facing companies."

We believe that there is no basis under either Rule 14a-8(i)(3) or Rule 14a-8(i)(10) to exclude the Proposal and therefore, Kroger should not be permitted to exclude the Proposal from its proxy statement.

What Calvert seeks from companies in which it invests is that they have a clear understanding of the costs and opportunities of climate change, and a strategic sense of how to manage both. Climate change is a term that implies dramatic changes in climatic conditions, whether these changes are man-made or naturally occurring. Man-made climate change is the dramatic increase in global temperatures primarily caused by emissions of greenhouse gases from the use of fossil-based fuels and industrial processes. Further, there is a mounting scientific consensus around the potential catastrophic impacts of a continued atmospheric increase in carbon dioxide and other greenhouse gas emissions, such as a rise in sea level; increased severity of storms, floods, fires, and droughts; and a fundamental shift in the distribution of diseases and pests. Thus, the request set forth in the Proposal seek to emphasize to the Company the necessity to understand the risks on that climate change poses to its operations and to manage the impact of those risks.

Please feel free to contact me at 301-951-4858 to further discuss the arguments proffered herein.

Truly yours,



Ivy Wafford Duke, Esq.
Assistant Vice President, Assistant Secretary,
Deputy General Counsel and Chief Compliance Officer
Calvert Group, Ltd.

cc: Bruce M. Gack
Vice President and Assistant General Counsel
The Kroger Co.

Stu Dalheim
Director of Shareholder Advocacy
Calvert Asset Management Company, Inc

RECEIVED

2010 FEB 23 PM 3:54

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
EXECUTIVE VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-1482

LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
STEPHANIE GEPHARDT
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
CHRISTINE S. WHEATLEY
JEFFERY L. VANWAY
ERICA S. PONTIUS
KELLY L. REBLIN
HILARY VOLLMER
BEAU C. SEFTON
FRANCES A. TUCKER
NATHAN H. BROWN

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL
BOBBI J. McFADDEN, PARALEGAL
ERIC B. LUTSON, PARALEGAL

February 22, 2010

VIA UPS OVERNIGHT

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Shareholder Proposal of Calvert Asset Management, Inc. (the "Proponent"), Joined by First Affirmative Financial Network, LLC (the "Co-Proponent")[1]

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 13, 2010, from the Proponent, along with a shareholder proposal and supporting statement (the "Proposal") (Exhibit B), and six copies of a letter dated January 14, 2010, from the Co-Proponent, along with an identical Proposal (Exhibit C); and

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[1] Pursuant to Rule 14a-8(f), the Proponent and Co-Proponent were requested, by letter dated January 13, 2010, to furnish documentation from the holder of record evidencing ownership of the requisite shareholdings. Proponent furnished such documentation, but the Co-Proponent furnished a letter from Folio*fn* Investments, Inc., purporting to satisfy this documentation requirement. According to Kroger's records, Folio*fn* Investments, Inc. is not a shareholder of record of Kroger common stock. *See* Exhibit A.

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

Kroger intends to file its preliminary proxy statement on April 30, 2010, and to make available to shareholders, on or about May 14, 2010, our definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with our 2010 Annual Meeting. That meeting currently is scheduled to be held on June 24, 2010. Kroger intends to file definitive copies of the Proxy Materials with the Commission at the same time the Proxy Materials are first made available to shareholders.

We believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3), and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent (which has been authorized by the Co-Proponent to receive all communications related to the Proposal on behalf of the Co-Proponent) of our intentions. Please confirm that no enforcement action will be recommended if the Proposal is excluded.

The Proposal

The resolution portion of the Proposal requests that Kroger's Board of Directors provide a report on how Kroger will manage climate change, with regard to supply chain, within six months of the 2010 annual meeting.

Discussion

I. The Proposal Has Been Substantially Implemented, and It May Be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from the proxy soliciting materials if "the company already has substantially implemented the proposal."

The Proposal may be excluded under Rule 14a-8(i)(10), because Kroger already has substantially implemented the proposal.

The Proposal requests that Kroger prepare a report regarding the effects of climate change on Kroger, and its plans to publicly disclose that information. Kroger already publishes an annual Sustainability Report that is publicly disclosed on Kroger's website.[2] The Report includes detailed information concerning Kroger's environmental efforts to

[2]The most recent version "Doing Our Part—2009 Sustainability Report" can be found at http://thekrogerco.com/documents/KrogerSustainReport09.pdf.

reduce its carbon footprint and combat global warming through waste reduction, energy conservation, and emissions reduction. The Sustainability Report provides detailed information regarding these initiatives that reduce Kroger's carbon footprint and have a direct effect on climate change. Rule 14a-8(i)(10) permits the exclusion of shareholder proposals if a company has already substantially implemented the proposal. The standard the Staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." See, *Exchange Act Release No. 34-20091* (Aug. 16, 1983)(the "1983 Release") and *Texaco, Inc.* (avail. March 28, 1991). The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been "substantially implemented" within the scope of Rule 14a-8(i)(10). A company's actions must satisfactorily address the proposal's essential objective, even when the manner by which it is implemented does not correspond precisely to the actions sought by the shareholder proponent.

In this case, Kroger has an established practice of publishing an annual Sustainability Report that provides detailed information regarding steps it is taking to minimize those things that scientists believe cause climate change. The Sustainability Report further provides information, as requested in the Proposal, specifically with regard to the supply chain. For example, at page 7 of the Sustainability Report, Kroger details specifically how it manages the supply chain, noting that "[t]he Dairy manufacturing team has established a comprehensive program to reduce the weight of our milk bottles and remove about 470,000 pounds of plastic resin from the supply chain without compromising the quality of our milk containers." The Company further details specific goals to increase the use of reusable bags, recycle 20 million pounds of shrink wrap and plastic bags, donate 25-30 million pounds of perishable food items to food banks and thus reduce the amount of waste it sends to landfills, and partner with manufacturers and suppliers to reduce packaging weight and materials. The Sustainability Report, published on Kroger's website, satisfies the essential objectives of the Proposal, and thus the Proposal substantially has been implemented. *See* 1983 Release; *Caterpillar Inc.* (avail. March 11, 2008); *Wal-Mart Stores, Inc.* (avail. March 10, 2008); *PG&E Corp.* (avail. March 6, 2008); *The Dow Chemical Co.* (avail. March 5, 2008); *Johnson & Johnson* (February 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a shareholder proposal are permitted as long as the company's actions address the proponent's underlying concern. It is clear that the underlying concern of the Proposal is climate change and steps that Kroger is taking to address the effects of climate change, and thus the Proposal has been substantially implemented.

Prior decisions of the Staff have concurred with the exclusion of proposals in analogous circumstances. In *ConAgra Foods, Inc.* (avail. June 20, 2005), the proponent requested that "the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports." ConAgra Foods, Inc. argued, and the Staff concurred, that the proposal properly could be excluded as "substantially implemented" since ConAgra Foods, Inc. already published an annual "Corporate Responsibility Report."

In *Albertson's, Inc.* (avail. March 23, 2005), a shareholder proposal called for the disclosure of "social, environmental and economic performance to the public by issuing annual sustainability reports." The company represented that the proposal had been substantially implemented by its practice of publishing annual sustainability reports. Despite the proponent's response that "a request to disclose the Company's actual performance in those areas cannot be substantially implemented by listing selected achievements," the Staff concurred with the exclusion of the proposal. *See also, Lowe's Companies, Inc.* (avail. March 21, 2005) (Staff concurred in the exclusion of a proposal calling for annual sustainability report under Rule 14a-8(i)(10), noting the company's representation that it "prepares and publishes this type of report annually").

By producing an annual Sustainability Report that includes detailed information concerning Kroger's efforts to reduce its carbon footprint and manage the effect on its supply chain, Kroger has "substantially implemented" the Proposal pursuant to Rule 14a-8(i)(10).

II. The Supporting Statement is Misleading, and The Proposal, or Portions Thereof, May Properly Be Excluded Under Rule 14a-8(i)(3).

Staff Legal Bulletin No. 14B (September 15, 2004) expressed the Staff's view that modification or exclusion under Rule 14a-8(i)(3) may be appropriate if "the company demonstrates objectively that a factual statement is materially false or misleading."

In this case, the supporting statement claims that "a 2008 report by Ceres and RiskMetrics ranked Kroger's corporate climate change governance in the bottom-half of an industry peer group and the bottom quarter[3] of all companies analyzed." What the Proponent and Co-Proponent fail to disclose is that the report analyzes a mere 63 companies out of the thousands of companies that could have been studied. And the "peer group" is composed of a scant six companies, one of which is a foreign company that is subject to an entirely different set of environmental regulatory requirements. The claim in the supporting statement is intended to and does mislead shareholders into believing that Kroger's performance is being measured against a representative and statistically significant sample of corporations generally, and peer group companies specifically, when in fact it is not. Pursuant to the guidance by the Staff in the aforementioned Bulletin,

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[3]The supporting statement erroneously calculates Kroger's positioning within the report. Scoring 47th out of 63 companies analyzed places Kroger a couple of percentage points above the "bottom quarter" claimed, although the significance of the report should be called into question based on the extremely small sample size of companies reviewed.

exclusion of the Proposal, or at a minimum modification to delete the reference to the report, is appropriate on this basis.

Conclusion

We respectfully urge that the Staff determine that the Proposal may be omitted from the Proxy Materials because it has been substantially implemented and because it materially misleads shareholders. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Sincerely,



Bruce M. Gack

encl.

cc. Rebecca Henson

EXHIBIT A



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
EXECUTIVE VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-1369

LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
STEPHANIE GEPHARDT
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
JILL V. McINTOSH
JEFFERY L. VANWAY
ERICA S. PONTIUS
HILARY VOLLMER
BEAU C. SEFTON
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL
BOBBI J. McFADDEN, PARALEGAL
AMY HAMILTON, PARALEGAL

January 20, 2010

Via Email rebecca.henson@calvert.com

Ms. Rebecca Henson
Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814

Re: Shareholder Proposal of Calvert Asset Management Company, Inc. and First Affirmative Financial Network, LLC

Dear Ms. Henson:

We are in receipt of your shareholder proposal dated January 13, 2010, and dated January 14, 2010 from your co-sponsor. In accordance with Rule 14a-8(f) of the Securities Exchange Act of 1934, we would like to advise you of your failure to comply with the eligibility requirements of Rule 14a-8(b). In particular, both you and your co-sponsor failed to furnish documentation from the holder of record evidencing that your organizations have been the beneficial owner of the requisite number of shares for the required period of time necessary to submit a shareholder proposal. A copy of the applicable rules is enclosed for your convenience. If you would like to cure this defect, your response to me must be postmarked, or transmitted electronically, no later than fourteen calendar days from the date on which you receive this letter.

We welcome the opportunity to discuss with you your proposal and to work toward a satisfactory resolution.

Very truly yours,

Bruce M. Gack

Enclosures
BMG/cac



FOLIO*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

January 20, 2010

Paul W. Heldman
Executive Vice President, General Counsel and Secretary
The Kroger Company
1014 Vine Street
Cincinnati, Ohio 45202

Dear Mr. Heldman:

Please accept this letter as documentation that Folio*fn* Investments, Inc. acts as the custodian for First Affirmative Financial Network, LLC. Further, we are writing this letter to verify that First Affirmative Financial Network is the Investment Advisor on a number of client accounts that held a total of 1,612 shares of The Kroger Company on January 20, 2010.

In the above referenced client accounts, First Affirmative Financial Network has continuously held at least $2,000 in market value of The Kroger Company securities entitled to be voted on the proposal at the 2010 Annual Meeting for at least one year by the filling deadline of January 15, 2010.

Sincerely,

Drew Wieder
VP Customer Service
Folio*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
wiederd@folioinvesting.com
T: 703-245-4840

Gack, Bruce M

From: Christie Renner [christierenner@firstaffirmative.com]
Sent: Monday, February 08, 2010 1:53 PM
To: Gack, Bruce M
Cc: Drew Wieder; Holly Testa
Subject: RE: First Affirmative Financial Network, LLC
Attachments: Folio Letter to Kroger 20100122.pdf; First Affirmative Letter to Kroger 20100114.pdf; Sustainable Investment Solutions Contract Language.pdf

Mr. Gack,

Drew Wieder at Folio*fn* Investments shared your e-mail (below) with me. Please review the letter you received from Folio (attached) together with the letter you received from First Affirmative Financial Network (also attached).

Folio*fn* Investments is our custodian. First Affirmative is a beneficial owner of these stocks held in our clients' accounts because our contractual relationship with our clients gives us rights of beneficial ownership consistent with the securities laws and SEC rulings, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities. I have attached the relevant section of our client contract to this e-mail.

I am available to answer any other questions you may have.

Christie Renner
Executive Assistant to the CEO
First Affirmative Financial Network, LLC
5475 Mark Dabling Blvd., Suite 108
Colorado Springs, CO 80918
719-636-1045, x116

From: Gack, Bruce M [mailto:bruce.gack@kroger.com]
Sent: Monday, February 08, 2010 1:19 PM
To: Drew Wieder
Subject: First Affirmative Financial Network, LLC

Dear Mr. Wieder:

I am in receipt of your letter dated January 20, 2010, to Mr. Heldman, in which you advise that your firm is custodian of Kroger stock for the referenced entity. We have checked our corporate records, and we do not find that your firm is a shareholder of record of the common stock of The Kroger Co. We would be happy to review any documentation that you have to the contrary.

Thank you.

Bruce M. Gack
Vice President and Assistant General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202

(513) 762-1369
bruce.gack@kroger.com



EXHIBIT B

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

January 13, 2010

Paul W. Heldman
Executive Vice President, General Counsel and Secretary
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202

Dear Mr. Heldman:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 54 mutual funds sponsored by Calvert Group, Ltd., including 23 funds that apply sustainability criteria. Calvert currently has over $14 billion in assets under management.

The Calvert Large Cap Value Fund, Summit Zenith Portfolio, and Summit S&P 500 Index Portfolio together, referred to as the Funds, each referred to individually as a Fund, are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, each Fund has held these securities continuously for at least one year, and it is Calvert's intention that each Fund continues to own shares in the Company through the date of the 2010 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed, requesting that the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing how Kroger will assess and manage the impacts of climate change on the corporation and plans to disclose such information through public reporting mechanisms.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Rebecca Henson, at 301-961-4752, or contact her via email at rebecca.henson@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company, Inc.

Kroger Co

WHEREAS, in 2007, the Intergovernmental Panel on Climate Change's (IPCC) Fourth Assessment Report states it is "very likely" that anthropogenic greenhouse gas emissions have heavily contributed to global warming. Furthermore, "Impacts of climate change will vary regionally but, aggregated and discounted to the present, they are very likely to impose net annual costs which will increase over time as global temperatures increase."

WHEREAS, in 2008, the United States Department of Agriculture (USDA) reported that, "No matter the region, weather and climate factors such as temperature, precipitation, CO_2 concentrations, and water availability directly impact the health and well-being of plants, pasture, rangeland, and livestock." Specifically, "Climate change affects average temperatures and temperature extremes; timing and geographical patterns of precipitation; snowmelt, runoff, evaporation, and soil moisture; the frequency of disturbances, such as drought, insect and disease outbreaks, severe storms, and forest fires; atmospheric composition and air quality; and patterns of human settlement and land use change," which directly impact crop yields and meat production.

WHERAS, in 2008, Acclimatise, a risk management firm, reported that climate-related "impacts will be felt throughout a company's business model, with consequences for its raw materials, supply chains, essential utilities, assets and operations, markets, customers and products, its workforce and the communities in which it is located."

WHEREAS, increasingly investors believe that there is an intersection between climate change and corporate financial performance. Goldman Sachs reported in May, 2009, "We find that while many companies acknowledge the challenges climate change presents ... there are significant differences in the extent to which companies are taking action. Differences in the effectiveness of response across industries create opportunities to lose or establish competitive advantage, which we believe will prove increasingly important to investment performance."

WHEREAS, a 2008 report by Ceres and RiskMetrics ranked Kroger's corporate climate change governance in the bottom-half of an industry peer group and the bottom quarter of all companies analyzed.

WHEREAS, the Carbon Disclosure Project (CDP), representing 475 institutional investors with assets of more than $55 trillion under management, requested 3,700 corporations to disclose their climate-related risks in February, 2009. Kroger currently does not publicly respond to the CDP questionnaire.

WHEREAS, leading companies in the food retailing industry, such Tesco, Wal-Mart, and Sainsbury's, publicly report on risks, including implications to their product and manufacturing supply chain, from climate change.

WHEREAS, information from corporations on their climate change risks and strategies is essential to investors as they assess the strengths of corporate securities in the context of climate change.

RESOLVED: Shareholders request that within 6 months of the 2010 annual meeting, the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing how Kroger will assess and manage the impacts of climate change on the corporation, with specific regard to its supply chain, and plans to disclose such information through public reporting mechanisms.

EXHIBIT C



First Affirmative Financial Network, LLC

Transformative Investing for Socially Conscious Investors

January 14, 2010

Paul W. Heldman
Executive Vice President, General Counsel and Secretary
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202

First Affirmative Financial Network, LLC holds more than 1,000 shares of The Kroger Co. on behalf of clients who ask us to help them integrate their values with their investment portfolios. First Affirmative is a United States based investment management firm with close to $600 million in assets under management.

First Affirmative joins with other shareholders to request that that the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing how Kroger will assess and manage the impacts of climate change on the corporation and plans to disclose such information through public reporting mechanisms. We are filing this resolution in cooperation with the primary filer, Calvert Asset Management Company, and hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. Please direct any correspondence to Rebecca Henson, at 301-961-4752, or contact her via email at rebecca.henson@calvert.com. Calvert Asset Management Company is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate.

Verification of beneficial ownership will be forwarded under separate cover. We intend to maintain ownership of at least $2,000 of company shares that we have held for at least one year at the time of the filing of this shareholder proposal through the date of the next stockholder's annual meeting.

Sincerely,



George R. Gay CFP®, AIF®
Chief Executive Officer

Cc: Rebecca Henson, Calvert Asset Management Co.

Enclosure: Resolution Text

Kroger Co

WHEREAS, in 2007, the Intergovernmental Panel on Climate Change's (IPCC) Fourth Assessment Report states it is "very likely" that anthropogenic greenhouse gas emissions have heavily contributed to global warming. Furthermore, "Impacts of climate change will vary regionally but, aggregated and discounted to the present, they are very likely to impose net annual costs which will increase over time as global temperatures increase."

WHEREAS, in 2008, the United States Department of Agriculture (USDA) reported that, "No matter the region, weather and climate factors such as temperature, precipitation, CO_2 concentrations, and water availability directly impact the health and well-being of plants, pasture, rangeland, and livestock." Specifically, "Climate change affects average temperatures and temperature extremes; timing and geographical patterns of precipitation; snowmelt, runoff, evaporation, and soil moisture; the frequency of disturbances, such as drought, insect and disease outbreaks, severe storms, and forest fires; atmospheric composition and air quality; and patterns of human settlement and land use change," which directly impact crop yields and meat production.

WHERAS, in 2008, Acclimatise, a risk management firm, reported that climate-related "impacts will be felt throughout a company's business model, with consequences for its raw materials, supply chains, essential utilities, assets and operations, markets, customers and products, its workforce and the communities in which it is located."

WHEREAS, increasingly investors believe that there is an intersection between climate change and corporate financial performance. Goldman Sachs reported in May, 2009, "We find that while many companies acknowledge the challenges climate change presents … there are significant differences in the extent to which companies are taking action. Differences in the effectiveness of response across industries create opportunities to lose or establish competitive advantage, which we believe will prove increasingly important to investment performance."

WHEREAS, a 2008 report by Ceres and RiskMetrics ranked Kroger's corporate climate change governance in the bottom-half of an industry peer group and the bottom quarter of all companies analyzed.

WHEREAS, the Carbon Disclosure Project (CDP), representing 475 institutional investors with assets of more than $55 trillion under management, requested 3,700 corporations to disclose their climate-related risks in February, 2009. Kroger currently does not publicly respond to the CDP questionnaire.

WHEREAS, leading companies in the food retailing industry, such Tesco, Wal-Mart, and Sainsbury's, publicly report on risks, including implications to their product and manufacturing supply chain, from climate change.

WHEREAS, information from corporations on their climate change risks and strategies is essential to investors as they assess the strengths of corporate securities in the context of climate change.

RESOLVED: Shareholders request that within 6 months of the 2010 annual meeting, the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing how Kroger will assess and manage the impacts of climate change on the corporation, with specific regard to its supply chain, and plans to disclose such information through public reporting mechanisms.

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